UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 5, 2014



DOLLAR TREE, INC.
(Exact name of registrant as specified in its charter)

VIRGINIA
(State or Other Jurisdiction of Incorporation)

0-25464   26-2018846
(Commission File Number)   (I.R.S. Employer Identification No.)

500 Volvo Parkway
Chesapeake, VA 23320
(Address of Principal Executive Offices and Zip Code)

(757) 321-5000
(Registrant's Telephone Number, Including Area Code)

    Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

On December 5, 2014, Dollar Tree, Inc. (the "Company") issued a press release to provide an update regarding the status of the Federal Trade Commission's review of its pending acquisition of Family Dollar Stores, Inc. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed merger between Dollar Tree and Family Dollar, on October 27, 2014, Dollar Tree filed with the Securities and Exchange Commission (SEC) amendment no. 3 to the registration statement on Form S-4 that included a definitive proxy statement of Family Dollar that also constitutes a prospectus of Dollar Tree. The registration statement has been declared effective by the SEC, and the definitive proxy statement/ prospectus is being delivered to stockholders of Family Dollar and was supplemented on November 3, 2014. INVESTORS AND SECURITY HOLDERS OF FAMILY DOLLAR ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER THAT ARE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders are able to obtain free copies of the registration statement and the definitive proxy statement/prospectus and other documents filed with the SEC by Dollar Tree and Family Dollar through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Dollar Tree will be available free of charge on Dollar Tree's internet website at www.DollarTree.com under the heading "Investor Relations" and then under the heading "Download Library" or by contacting Dollar Tree's Investor Relations Department at 757-321-5284. Copies of the documents filed with the SEC by Family Dollar will be available free of charge on Family Dollar's internet website at www.FamilyDollar.com under the heading "Investor Relations" and then under the heading "SEC Filings" or by contacting Family Dollar's Investor Relations Department at 704-708-2858.

Participants in the Solicitation

Dollar Tree, Family Dollar, and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the holders of Family Dollar common stock in respect of the proposed merger between Dollar Tree and Family Dollar. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in favor of the proposed merger are set forth in the proxy statement/prospectus filed with the SEC. You can also find information about Dollar Tree's and Family Dollar's directors and executive officers in Dollar Tree's proxy statement filed with the SEC on May 12, 2014 and in Family Dollar's Annual Report on Form 10-K for the fiscal year ended August 30, 2014, respectively. You can obtain free copies of these documents from Dollar Tree or Family Dollar using the contact information above.

Forward Looking Statements

Certain statements contained herein are "forward-looking statements" that are subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements and information about our current and future prospects and our operations and financial results are based on currently available information. Various risks, uncertainties and other factors could cause actual future results and financial performance to vary significantly from those anticipated in such statements. The forward looking statements contained herein include assumptions about our operations, such as cost controls and market conditions, and certain plans, activities or events which we expect will or may occur in the future and relate to, among other things, the business combination transaction involving Dollar Tree and Family Dollar, the financing of the proposed transaction, the benefits, results, effects, timing and certainty of the proposed transaction, future financial and operating results, expectations concerning the antitrust review process for the proposed transaction and the combined company's plans, objectives, expectations (financial or otherwise) and intentions.

Risks and uncertainties related to the proposed merger include, among others: the risk that Family Dollar's stockholders do not approve the merger; the risk that the merger agreement is terminated as a result of a competing proposal; the risk that regulatory approvals required for the merger are not obtained on the proposed terms and schedule or are obtained subject to conditions that are not anticipated; the risk that the other conditions to the closing of the merger are not satisfied; the risk that the financing required to fund the transaction is not obtained; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the merger; uncertainties as to the timing of the merger; competitive responses to the proposed merger; response by activist stockholders to the merger; costs and difficulties related to the integration of Family Dollar's business and operations with Dollar Tree's business and operations; the inability to obtain, or delays in obtaining, the cost savings and synergies contemplated by the merger; uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; the calculations of, and factors that may impact the calculations of, the acquisition price in connection with the proposed transaction and the allocation of such acquisition price to the net assets acquired in accordance with applicable accounting rules and methodologies; unexpected costs, charges or expenses resulting from the merger; litigation relating to the merger; the outcome of pending or potential litigation or governmental investigations; the inability to retain key personnel; and any changes in general economic and/or industry specific conditions. Consequently, all of the forward-looking statements made by Dollar Tree, in this and in other documents or statements are qualified by factors, risks and uncertainties, including, but not limited to, those set forth under the headings titled "A Warning About Regarding Forward-Looking Statements" and "Risk Factors" in Dollar Tree's Annual Report on Form 10-K for the fiscal year ended February 1, 2014, Dollar Tree's Quarterly Reports on Form 10-Q for the quarters ended May 3, 2014, August 2, 2014 and November 1, 2014, and other reports filed by Dollar Tree with the SEC, which are available at the SEC's website http://www.sec.gov.

Please read our "Risk Factors" and other cautionary statements contained in these filings. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Dollar Tree undertakes no obligation to update or revise any forward-looking statements, even if experience or future changes make it clear that projected results expressed or implied in such statements will not be realized, except as may be required by law. As a result of these risks and others, actual results could vary significantly from those anticipated herein, and our financial condition and results of operations could be materially adversely affected.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
99.1	Press Release dated December 5, 2014.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DOLLAR TREE, INC.

Date: December 5, 2014   By: /s/ Kevin S. Wampler

                                          Kevin S. Wampler
                                          Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated December 5, 2014.

Exhibit 99.1



Dollar Tree PROVIDES UPDATE ON FTC'S REVIEW OF ITS PENDING ACQUISITION OF FAMILY DOLLAR

- *Dollar Tree Makes Progress with Federal Trade Commission*
- *Expects to Complete Financing for the Merger in January 2015*
- *Expects to Complete Merger as early as February 2015*

CHESAPEAKE, VA - December 5, 2014 - Dollar Tree, Inc. (NASDAQ: DLTR), the nation's leading operator of discount variety stores selling everything for $1 or less, today announced that it was providing an update regarding the status of the Federal Trade Commission's (the "FTC") review of its pending acquisition (the "Pending Merger") of Family Dollar Stores, Inc. (NYSE: FDO) ("Family Dollar").

FTC's Review of the Pending Merger

Dollar Tree and Family Dollar have been actively engaging with the staff of the FTC as they review the Pending Merger. We believe that the FTC staff appreciates that Dollar Tree and Family Dollar are different retailers with complementary business models. Dollar Tree stores sell everything for $1 or less. Our product mix is constantly changing and includes a balance of things the consumer needs and things the consumer wants such as seasonal items, party goods, and other discretionary products. Our shopping experience is fun, fast, and friendly with surprising products engendering a thrill of the hunt atmosphere. Family Dollar sells primarily branded consumable products at multiple price points up to $20 or more. Their customers expect Family Dollar to carry the same assortment of products week in and week out. Our customers have no such expectation. Additionally, our customers do not have the same demographics or shopping objectives as Family Dollar's customers, and our econometric analysis supports our opinion.

While recognizing these factors, the staff of the FTC is very focused on the discount retail sector (including how Family Dollar's current pricing rules would impact store prices in a merger transaction) and has indicated that some divestitures will be required for the Pending Merger, which we believe will be no more than our original commitment in the July 27, 2014, Merger Agreement. Dollar Tree will work diligently with the FTC staff over the next few weeks concerning divestitures. Given the relatively small number of divestitures our transaction implicates, Dollar Tree does not expect any such divestiture to have a material impact on its plans for the combined organization. Furthermore, we believe that we will be in a position to complete the financing for the Pending Merger in January 2015 and to complete the Pending Merger as early as February 2015.

In explaining its rationale in regards to the Pending Merger, the staff of the FTC has expressed concerns regarding:

- Family Dollar's current pricing rules applicable to certain stores where prices may increase if a local Dollar Tree was not present,

- certain overlaps between Family Dollar and multi-price Deals stores, and

- certain areas where Family Dollar and Dollar Tree face only a limited number of competitors.

Implications of FTC's Review of Dollar General's Bid for Family Dollar

In connection with its unsolicited tender offer for Family Dollar (the "DG Bid"), Dollar General continues to refuse to agree to a "hell-or-high-water" commitment. Based on the foregoing concerns regarding the Pending Merger, Dollar Tree believes that the FTC may require divestitures far in excess of the 1,500 stores that Dollar General has offered to divest in its tender offer for Family Dollar:

- While roughly 150 Family Dollar stores adjust prices due at least in part to the presence of Dollar Tree, about 5,400 Family Dollar stores adjust prices due at least in part to the presence of Dollar General.

- Fewer than 50 Family Dollar stores are in zones where prices could rise by more than 2% on average under Family Dollar's pricing rules in the absence of a Dollar Tree. By contrast, more than 3,300 Family Dollar stores are in zones where prices would rise by more than 2% on average under Family Dollar's pricing rules in the absence of a Dollar General.

- Competition between Family Dollar and Dollar General exhibits none of the mitigating factors noted above with respect to Dollar Tree. Family Dollar and Dollar General offer a similar shopping experience with similar products to similar customers in similar locations.

- The econometric evidence developed during the course of this matter supports the conclusion that Dollar General is an extremely close competitor to Family Dollar, far closer than Dollar Tree.

As a result, the DG Bid entails fundamental risks to Family Dollar's shareholders that are not present in the Pending Merger, namely we believe:

- Dollar General may spend many months advocating and negotiating with the FTC with significant uncertainty as to the outcome,

- The DG Bid may ultimately fail because the scope of the unprecedented FTC-required divestiture leads to an unacceptable loss of value or due to changes in the economy or because of changes in the debt markets or changes in the business or results of operation at Dollar General or Family Dollar that occur during the protracted FTC review and divestiture process,

- Even if Dollar General is able to negotiate an acceptable divestiture number with the FTC, Dollar General may be unable to find and reach an agreement with an independent divestiture buyer or buyers who are acceptable to the FTC and willing to contractually commit to acquire so many stores on terms acceptable to Dollar General, the buyer or buyers, and the FTC,

- The extended lack of clarity as to the identity of the stores to be divested may delay the ability of Dollar General, the divestiture buyer or buyers, and their lenders to complete due diligence and understand the economic performance of the stores identified for divestiture, and

- The FTC may be unwilling to accept such a large and complicated divestiture, and may simply seek to block the DG Bid entirely.

Next Steps for the Pending Merger

The special meeting of Family Dollar shareholders to vote on the Pending Merger is currently scheduled for December 23, 2014. To facilitate the FTC's continued review, and in light of the practicalities associated with the transaction, Dollar Tree and Family Dollar have agreed not to close the Pending Merger until January 30, 2015, unless the FTC completes its review of the Pending Merger and terminates the waiting period at an earlier date. Dollar Tree will continue to provide additional information as the special meeting date approaches.

About Dollar Tree, Inc.

Dollar Tree, Inc., a Fortune 500 Company, operated 5,282 stores in 48 states and five Canadian provinces as of November 1, 2014, with total retail selling square footage of 45.8 million. Our stores operate under the brands of Dollar Tree, Dollar Tree Canada, and Deals. To learn more about the Company, visit www.DollarTree.com.

Investors/Media Contacts:

Investors:

Randy Guiler
Dollar Tree, Inc.
rguiler@dollartree.com
(757) 321-5284

Media:

Debbie Miller / Nathaniel Garnick
Sard Verbinnen & Co
(212) 687-8080

Participants in the Solicitation

Dollar Tree, Family Dollar, and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the holders of Family Dollar common stock in respect of the proposed merger between Dollar Tree and Family Dollar. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in favor of the proposed merger are set forth in the proxy statement/prospectus filed with the SEC. You can also find information about Dollar Tree's and Family Dollar's directors and executive officers in Dollar Tree's proxy statement filed with the SEC on May 12, 2014 and in Family Dollar's Annual Report on Form 10-K for the fiscal year ended August 30, 2014, respectively. You can obtain free copies of these documents from Dollar Tree or Family Dollar using the contact information above.

Forward Looking Statements

Certain statements contained herein are "forward-looking statements" that are subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements and information about our current and future prospects and our operations and financial results are based on currently available information. Various risks, uncertainties and other factors could cause actual future results and financial performance to vary significantly from those anticipated in such statements. The forward looking statements contained herein include assumptions about our operations, such as cost controls and market conditions, and certain plans, activities or events which we expect will or may occur in the future and relate to, among other things, the business combination transaction involving Dollar Tree and Family Dollar, the financing of the proposed transaction, the benefits, results, effects, timing and certainty of the proposed transaction, future financial and operating results, expectations concerning the antitrust review process for the proposed transaction and the combined company's plans, objectives, expectations (financial or otherwise) and intentions.

Risks and uncertainties related to the proposed merger include, among others: the risk that Family Dollar's stockholders do not approve the merger; the risk that the merger agreement is terminated as a result of a competing proposal; the risk that regulatory approvals required for the merger are not obtained on the proposed terms and schedule or are obtained subject to conditions that are not anticipated; the risk that the other conditions to the closing of the merger are not satisfied; the risk that the financing required to fund the transaction is not obtained; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the merger; uncertainties as to the timing of the merger; competitive responses to the proposed merger; response by activist stockholders to the merger; costs and difficulties related to the integration of Family Dollar's business and operations with Dollar Tree's business and operations; the inability to obtain, or delays in obtaining, the cost savings and synergies contemplated by the merger; uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; the calculations of, and factors that may impact the calculations of, the acquisition price in connection with the proposed transaction and the allocation of such acquisition price to the net assets acquired in accordance with applicable accounting rules and methodologies; unexpected costs, charges or expenses resulting from the merger; litigation relating to the merger; the outcome of pending or potential litigation or governmental investigations; the inability to retain key personnel; and any changes in general economic and/or industry specific conditions. Consequently, all of the forward-looking statements made by Dollar Tree, in this and in other documents or statements are qualified by factors, risks and uncertainties, including, but not limited to, those set forth under the headings titled "A Warning About Regarding Forward-Looking Statements" and "Risk Factors" in Dollar Tree's Annual Report on Form 10-K for the fiscal year ended February 1, 2014, Dollar Tree's Quarterly Reports on Form 10-Q for the quarters ended May 3, 2014, August 2, 2014 and November 1, 2014, and other reports filed by Dollar Tree with the SEC, which are available at the SEC's website http://www.sec.gov.

Please read our "Risk Factors" and other cautionary statements contained in these filings. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Dollar Tree undertakes no obligation to update or revise any forward-looking statements, even if experience or future changes make it clear that projected results expressed or implied in such statements will not be realized, except as may be required by law. As a result of these risks and others, actual results could vary significantly from those anticipated herein, and our financial condition and results of operations could be materially adversely affected.